**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**

**October 2, 2008
(correcting order dated June 27, 2006)**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Micrus Endovascular Corporation

File No. 000-51323 - CF# 17750

_____

Micrus Endovascular Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2005.

Based on representations by Micrus Endovascular Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through November 14, 2010
Exhibit 10.5	through November 14, 2010
Exhibit 10.6	through November 14, 2010
Exhibit 10.9	through November 14, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support